NEURALBASEAI LTD.

Calle 98 No.19 A - 79 AP

410 Localidad De Chapinero

Bogota 00000l, Colombia

February 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re:	NeuralbaseAI Ltd.
Registration Statement on Form S-1
File No. 333-284623

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, NeuralbaseAI Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 2:00 p.m. Eastern Time on Friday, February 14, 2025, or as soon thereafter as possible.

* * * *

Sincerely,

NeuralbaseAI Ltd.

By:	/s/ Frank Gomez
Frank Gomez
Chief Executive Officer

cc: Jessica M. Lockett, Esq.